UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

         For the month of February, 2009

         Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.



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     In response to a publication by Deutsche Bank - Equity Research dated
February 9, 2009 Taro Pharmaceutical Industries Ltd. ("Taro" or the "Company") is correcting certain inaccuracies in the aforementioned publication. Specifically, the Company stated that the five products mentioned in the U.S. Food and Drug Administration ("FDA") warning letter with respect to its Canadian manufacturing facility accounted for aggregate net sales of approximately $6 million in 2008 (and not $40 million, as incorrectly stated by Deutsche Bank), with the Company's total net sales in 2008 equaling approximately $342 million (and not $300 million, as incorrectly stated by Deutsche Bank). The Company also added that as previously reported, its net income in 2008 is estimated at $51 million and net cash generated from operations is estimated at $74 million. Further information on the Company's preliminary, unaudited and unreviewed financial results for the year ended December 31, 2008, may be found in the Company's press release dated February 2, 2009 (www.taro.com).

     With respect to the FDA warning letter, the Company reiterated its commitment to working with the FDA to resolve all issues expeditiously and indicated that corrective actions, which began immediately following the inspection last year, are still underway.


SAFE HARBOR STATEMENT
Certain statements in this 6-K filing are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company "estimates," "believes," or "expects" to happen, "should" happen, or similar language, statements with respect to the Company's financial performance, availability of financial information and estimates of financial results and financial information for 2007 and 2008 and statements with respect to the remediation of FDA observations. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include regulatory actions taken by the FDA, the possible unavailability of financial information, completion of the audits of 2006, 2007 and/or 2008, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. ("Sun"), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.


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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2009

                                       TARO PHARMACEUTICAL INDUSTRIES LTD.

                                       By: /s/ Tal Levitt
                                           --------------
                                           Name: Tal Levitt
                                           Title: Director and Secretary